NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
        NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited will be held in Room 106 at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Canada on Tuesday, April 12, 2005 at 9.30 a.m. (Toronto time) for the following purposes:

(a)	to elect directors;

(b)	to appoint auditors; and

(c)	to transact such other business as may properly come before the meeting.

By Order of the Board,

Bradley P. Martin
Vice President and
Corporate Secretary
Toronto, March 4, 2005
        If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

MANAGEMENT PROXY CIRCULAR

(Note:	Dollar amounts in this Management Proxy Circular are in Canadian dollars except as otherwise indicated.)
Voting Shares and Principal Holders Thereof
We have 15,342,759 subordinate voting shares and 1,548,000 multiple voting shares outstanding. Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares.
Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on March 1, 2004 (the “record date” established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of our outstanding shares constitute a quorum at any meeting of shareholders.
The Sixty Two Investment Company Limited (“Sixty Two”) owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 50.4% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.3% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and a director, controls Sixty Two and himself beneficially owns an additional 256,303 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 51.2% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 2.0% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who beneficially own (directly or indirectly) or exercise control or direction over more than 10% of the votes attached to any class of our shares, except that, according to our best information, Southeastern Asset Management, Inc. owns or controls 25.9% of our subordinate voting shares.
Annual Report
We have enclosed a copy of our Annual Report including our financial statements and the notes thereto for the year ended December 31, 2004. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.
You may obtain a copy of our latest annual information form (together with the documents incorporated therein by reference), our comparative financial statements for 2004 together with the report of the auditors thereon, management’s discussion and analysis of our financial condition and results of operations for 2004, any of our interim financial statements for periods subsequent to the end of our 2004 fiscal year and this circular, upon request to our Corporate Secretary. If you are one of our securityholders, there will be no charge to you for these documents. You can also find most of these documents on our website (www.fairfax.ca) or on SEDAR (www.sedar.com).
Election of Directors
A board of six directors is to be elected at the meeting to serve until the next annual meeting. If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted for the election of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The following information is submitted with respect to the nominees for director (all of whom are residents of Ontario, Canada, except for Messrs. Bennett and Sweitzer who are residents of Minnesota and Connecticut, respectively, in the United States):

		Ownership or control over voting securities
		(subordinate voting or common shares, unless otherwise noted) of:
				Northbridge
Names of nominees, offices		Fairfax		Financial		Odyssey Re		Lindsey Morden
held in Fairfax		Financial		Corporation		Holdings Corp.		Group Inc.
(or significant affiliates)	Director	Holdings		(one of our public		(one of our public		(one of our public
and principal occupations	since	Limited		subsidiaries)		subsidiaries)		subsidiaries)

FRANK B. BENNETT(a) President, Artesian Management, Inc. (private equity investment company)	2003	545	(1)	0		1,550	(2)	0

ANTHONY F. GRIFFITHS(a)(b)(c)(d) Independent Consultant and Corporate Director	2002	13,000	(3)	5,000		7,500	(2)	2,800

ROBBERT HARTOG(a) President, Robhar Investments Ltd. (private investment company)	1985	156,460	(4)	0		2,500	(2)	4,400

PAUL MURRAY(a)(b)(c)(e) President, Pinesmoke Investments (private investment company)	—	80,000		0		0		0

BRANDON W. SWEITZER(b)(c) Senior Advisor to the President of the U.S. Chamber of Commerce	2004	100	(5)	0		3,500	(2)	0

V. PREM WATSA Chairman and Chief Executive Officer of Fairfax	1985		(6)		(7)		(8)		(9)

(a)	Member of the Audit Committee (Chair — Robbert Hartog)
(b)	Member of the Governance and Nominating Committee (Chair — Anthony Griffiths)
(c)	Member of the Compensation Committee (Chair — Anthony Griffiths)
(d)	Lead Director
(e)	Committee member as of April 12, 2005
(1)	Also has received a restricted stock grant of 5,660 of our outstanding subordinate voting shares purchased in the market, vesting half in 2008 and half in 2013.
(2)	Each of Messrs. Bennett, Griffiths, Hartog and Sweitzer has received a restricted stock grant of 5,000 Odyssey Re Holdings common shares vesting as to 25% a year commencing from 2004 for Mr. Bennett (1,250 have currently vested) and from 2003 for each of Messrs. Griffiths, Hartog and Sweitzer (2,500 have currently vested in each case).
(3)	Also has received an option on 2,750 of our outstanding subordinate voting shares purchased in the market, vesting as to 10% a year commencing from 2003.
(4)	Also exercises control or direction over an additional 10,000 of our subordinate voting shares.
(5)	Also has received a restricted stock grant of 2,264 of our outstanding subordinate voting shares purchased in the market, vesting half in 2009 and half in 2014.
(6)	Controls Sixty Two, which owns 50,620 of our subordinate voting shares and 1,548,000 of our multiple voting shares, and himself beneficially owns an additional 256,303 and exercises control or direction over an additional 2,100 of our subordinate voting shares.
(7)	Through control of Sixty Two, controls Fairfax, which beneficially owns 30,111,305 common shares of Northbridge.
(8)	Through control of Sixty Two, controls Fairfax, which beneficially owns 52,364,400 common shares of Odyssey Re Holdings.
(9)	Through control of Sixty Two, controls Fairfax, which beneficially owns 2,172,829 multiple voting shares and 8,559,113 subordinate voting shares of Lindsey Morden, and himself beneficially owns 63,750 and exercises control or direction over an additional 2,500 subordinate voting shares of Lindsey Morden.

Paul Murray, a C.A., has been the President of Pinesmoke Investments, a private investment company, since prior to 2000. Previously, Mr. Murray served as CFO and CEO of Donlee Manufacturing Industries (an auto parts manufacturer) and Vice President Finance and Treasurer of Redpath Industries (a sugar refiner).
The information as to shares beneficially owned or controlled by each nominee, not being within our knowledge, has been furnished by such nominee.
Anthony F. Griffiths was formerly a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission on June 10, 2001 due to the company’s late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 30, 2001. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) commencing in 2001. During the protection period, cease trade orders were issued against management and insiders due to the company’s failure to file financial statements. Mr. Griffiths was formerly a director of Slater Steel Inc. which, under the protection of the CCAA commencing in 2003, operated in an orderly wind-down.
Appointment of Auditors
If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted for the appointment of PricewaterhouseCoopers LLP as our auditors to hold office until the next annual meeting. PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) have been our auditors since 1974. The resolution to appoint PricewaterhouseCoopers LLP as our auditors must be passed by at least 50% of the votes cast in person or by proxy at the meeting.
Shareholder Proposals for Next Year’s Annual Meeting
The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2006 is December 5, 2005.
Other Business
Our management is not aware of any other matters which are to be presented at the meeting. However, if any matters other than those referred to herein should be presented at the meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.
Compensation of Directors
Our directors who are not officers or employees of us or any of our subsidiaries receive remuneration for their services in the form of a retainer of $25,000 per year plus a fee of $1,000 for each board or committee meeting attended. The Chair of the Audit Committee and the Lead Director will each also receive a further retainer of $10,000 per year, and the Chair of each other committee will also receive a further retainer of $5,000 per year, for services in those respective capacities. In addition, non-management directors joining the board in or after 2002 are granted a restricted stock grant (or equivalent) of approximately $500,000 of our subordinate voting shares, vesting as to 10% a year commencing one year after the grant (or, if desired, on a slower vesting schedule). Additional amounts may be paid for special assignments. In 2004, directors received aggregate cash compensation of $167,500 pursuant to the above arrangements as then in effect. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings or in otherwise being engaged on our business.
Messrs. Bennett, Griffiths and Hartog served on the board of directors of our subsidiary Northbridge Financial Corporation in 2004. In that capacity, each received a retainer of $15,000 per year plus $1,000 per board meeting attended.
Messrs. Bennett, Griffiths, Hartog and Sweitzer served on the board of directors of our subsidiary Odyssey Re Holdings Corp. in 2004. In that capacity, each received a retainer of US$25,000 per year plus US$750 per board meeting attended.
Messrs. Griffiths and Hartog served on the board of directors of our subsidiary Lindsey Morden Group Inc. in 2004. In that capacity, each received a retainer of $6,000 per year plus $500 per board meeting attended.

Messrs. Bennett, Griffiths and Hartog served on the board of directors of our subsidiary Crum & Forster Holdings Corp. in 2004. In that capacity, each received a retainer of US$15,000 per year plus US$750 per board meeting attended.
Directors’ and Officers’ Insurance
We purchase and maintain Directors’ and Officers’ Liability Insurance for our directors and officers and the directors and officers of certain of our subsidiaries. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of US$150 million, with a deductible to us of US$10 million per loss under the Directors’ and Officers’ Liability Insurance. The approximate annual premium for this Directors’ and Officers’ Liability Insurance is US$750,000.
Indebtedness of Directors and Executive Officers
We maintain a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to us prohibited the making of any further loans under the Plan, from time to time grant to designated employees, officers and directors of us or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of us or a subsidiary, or when the recipient dies) to purchase our subordinate voting shares. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan are expected to be held, not traded. All loans made under the Plan have been for the purchase of outstanding shares, so that they involve no unissued treasury stock and consequently no dilution. Until repayment, the shares are held by a trustee subject to the terms of the Plan. Of the $18.9 million of loans made under the Plan to all current and former executive officers, directors and employees of us and our subsidiaries (including $6.1 million to our current executive officers), $11.1 million (including $5.8 million to our current executive officers) have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is approximately $43 million). We or our subsidiaries pay the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.

Table of Indebtedness of Directors and Executive Officers
under Securities Purchase Programs
(being only the above-described share purchase arrangements)

	Largest amount	Amount
	outstanding	outstanding
Name and	during fiscal	as at
principal position	year ended	March	Security for
with Fairfax	Dec. 31, 2004	4, 2005	indebtedness(1)

Trevor J. Ambridge, Vice President and Chief Financial Officer	$ 999,800	$999,800	3,428

Jean Cloutier, Vice President and Chief Actuary	775,000	775,000	2,750

Bradley P. Martin, Vice President and Corporate Secretary	499,800	499,800	1,428

Eric P. Salsberg, Vice President, Corporate Affairs	1,925,000	1,925,000	80,000

Ronald Schokking, Vice President, Finance	1,542,750	1,542,750	25,000

M. Jane Williamson Vice President	351,500	351,500	1,850

(1)	In all cases, our subordinate voting shares.

Summary Compensation Table

		Annual Compensation

Name and				Other Annual	All Other
principal position	Year	Salary	Bonus	Compensation(1)	Compensation(2)

V. Prem Watsa	2004	$600,000	$0	$ 0	$15,500
Chairman and	2003	600,000	0	0	14,500
Chief Executive Officer	2002	600,000	0	0	13,500

Trevor J. Ambridge(3)	2004	400,000	400,000	41,129	15,500
Vice President and	2003	400,000	600,000	51,866	14,500
Chief Financial Officer	2002	400,000	600,000	46,956	13,500

Eric P. Salsberg	2004	450,000	450,000	86,717	76,738
Vice President,	2003	450,000	675,000	99,863	75,738
Corporate Affairs	2002	450,000	675,000	90,409	74,842

Bradley P. Martin(3)	2004	400,000	400,000	20,560	15,500
Vice President and	2003	300,000	450,000	25,928	14,500
Corporate Secretary	2002	300,000	450,000	23,473	13,500

Ronald Schokking	2004	300,000	300,000	69,498	28,807
Vice President,	2003	300,000	450,000	80,033	27,807
Finance	2002	300,000	450,000	72,456	26,807

(1)	The value of perquisites of each named executive officer does not exceed the lesser of $50,000 and 10% of total annual salary and bonus. Except as noted below, the amounts quoted in this column represent the taxable benefits on interest or deemed interest on loans with respect to the share purchase plan described above under “Indebtedness of Directors and Executive Officers”.

(2)	The amounts shown are payments in respect of life insurance policies and registered retirement savings plans contributions made in lieu of the establishment of a pension plan.

(3)	In 2004, Mr. Martin also received a grant of options on 2,500 outstanding subordinate voting shares as described below under “Equity Compensation Plan”. In 2002, Messrs. Ambridge and Martin also received grants of options on, respectively, 3,000 and 5,000 outstanding subordinate voting shares under the plan described below under “Equity Compensation Plan”.
Equity Compensation Plan
We have established an equity compensation plan under which stock-related awards may be made to the executive officers of us and our subsidiaries. An award made to any individual is on a one-time or infrequent basis, and the awards granted are expected to be held, not traded. The awards are made of our subordinate voting shares which are outstanding, so that they involve no unissued treasury stock and consequently no dilution. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on outstanding shares purchased in the market, with the exercise price of each share being at least the market price on the date of grant. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant, subject to the grantee remaining an employee of us or our subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant. Upon any option exercise we may provide a bonus equal to the exercise price, but have no obligation to do so. Any option grant is made by one of our affiliates, which upon any exercise may pay an amount equal to any dividends paid on the shares acquired upon the option exercise during the period from the date of grant to the date of exercise.

Details of the above-described options on outstanding subordinate voting shares granted to our executive officers during 2004 are shown in the following table:

		% of Total		Market Value
		Options Granted		of Underlying
	Number of	to Employees	Exercise	Shares on the	Expiration
Name	Options Granted	in 2004	Price	Date of Grant	Date
Bradley P. Martin	2,500	38.3	$200.00	$179.99	March 15, 2019
Paul Rivett	2,500	38.3	200.00	179.99	March 15, 2019
Peter Clarke	1,525	23.4	163.93	157.00	October 1, 2019
Note: All material terms of the above grants are set out in the commentary preceding the above table.
Executive Compensation
The board has recently established a compensation committee, but with respect to 2004 the board acted as our compensation committee. As regards our directors, who are named below, Mr. Watsa is one of our officers.
Mr. Watsa proposed to the board the remuneration of our other executive officers. Except in the case of Mr. Watsa, as described below, the remuneration of executive officers consists of an annual base salary, an annual bonus (if and to the extent appropriate) and long term participation in our fortunes by the ownership of shares through the equity compensation plan (details of this participation are set out above under “Equity Compensation Plan”) and through the now discontinued share purchase plan (details of this participation are set out above under “Indebtedness of Directors and Executive Officers”). An award to an individual under the foregoing plans is made on a one-time or infrequent basis, and the award granted is expected to be held, not traded. In his proposals to the board, Mr. Watsa regularly considers subjective factors, including perception of the individual’s performance and our profitability.
Since 2000, Mr. Watsa has agreed that his aggregate compensation from us will consist solely of an annual salary of $600,000 (and standard benefits provided to our executives generally), with no bonus or other profit participation and no participation in any equity plans (other than the employee payroll share purchase plan).

Submitted by the Board of Directors:

Frank B. Bennett Anthony F. Griffiths Robbert Hartog	Brandon W. Sweitzer V. Prem Watsa

Performance Graph
The following graph assumes that $100 was invested on December 31, 1998 in our subordinate voting shares and in common shares of the TSE 300 (now the S&P/TSX Composite) Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively.
                 Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
200 180 160 140 120 100 80 60 40 20 0
Fairfax S&P/TSX S&P 500 (US$) S&P P/C (US$)
1999 2000 2001 2002 2003 2004 Fairfax 100 93 67 50 94 85 S&P/TSX 100 107 94 82 104 119 S&P 500 (US$) 100 91 80 62 80 89 S&P P/C (US$)* 100 156 143 128 161 178 * No comparable Canadian index
Statement of Corporate Governance Practices
Our board of directors, in consultation with outside experts retained by the Board, recently reviewed our corporate governance practices. As part of this process, and by way of formalizing our governance approaches, the Board (i) approved a set of Corporate Governance Guidelines that includes the Board’s written mandate, (ii) established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), (iii) approved written charters for all of its committees (which charters include position descriptions for the Chair of each committee), (iv) approved a Code of Business Conduct and Ethics applicable to our directors, officers and employees and (v) established, in conjunction with the Audit Committee, a Whistleblower Policy. All of these items are available for review on our website at www.fairfax.ca under the heading “Corporate Governance”.
The Corporate Governance Guidelines retain and enhance the principles and practices described in prior Management Proxy Circulars as underlying our governance system. The Code of Business Conduct and Ethics is built around the first value in our longstanding and regularly reported Guiding Principles — “honesty and integrity are essential in all our relationships and will never be compromised”.
Our corporate governance practices are in compliance with all applicable rules and substantially comply with all applicable policies and guidelines, including those of the TSX and NYSE, as well as the proposed guidelines of the Canadian Securities Administrators. A description of our corporate governance practices is set out below. Appendix A of this Management Proxy Circular contains a comparison of our corporate governance practices with the specific guidelines of the TSX.

Independent Directors
The Board has affirmatively determined that the following directors and proposed director are independent in that each of them has no material relationship with us, that is, a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of the member’s independent judgment: Frank B. Bennett, Anthony F. Griffiths, Robbert Hartog, Brandon W. Sweitzer and Paul Murray. In making this determination, the Board considered, among other things, that none of those individuals (i) is a an employee or member of management of us or our subsidiaries or is related to any member of management, (ii) is related to our controlling shareholder, (iii) is associated with our auditor or has any family member that is associated with our auditor, (iv) receives any direct or indirect compensation (including to family members) from us except in connection with Board related work, (v) works or has worked at a company for which any member of our management was a member of the compensation committee, or (vi) has (other than possibly as an insured under an insurance policy issued on usual commercial terms) any business or other relationship with us, our subsidiaries or our controlling shareholder. Accordingly, all of our directors, including the proposed director, are independent except for V. Prem Watsa, our Chairman and CEO.
Lead Director and Independent Functioning of the Board
Our Chairman is also our CEO and controlling shareholder. Accordingly, the Board has appointed Anthony F. Griffiths as the Lead Director of Fairfax. The Lead Director is responsible for ensuring the independent functioning of the Board, including establishing, in consultation with the CEO, the agenda for each Board meeting, acting as spokesperson for the independent directors collectively in communications with the Chairman and presiding over meetings of the independent directors. Our Corporate Governance Guidelines set out a mechanism by which shareholders and others can communicate directly with the Lead Director.
The agenda for each Board meeting affords an opportunity for the independent directors to meet separately and the independent directors regularly exercise that opportunity.
Corporate Governance Guidelines (including Board Mandate)
Our Corporate Governance Guidelines, which include our Board Mandate, set out the overall governance principles that apply to us. Our Corporate Governance Guidelines include (i) position descriptions for each of the Chairman, the Lead Director and the CEO, (ii) sole authority for the Board and each committee to appoint, at our expense, outside advisors in connection with the performance of its duties, including determining fees and other retention terms, (iii) a mechanism for shareholders and others to communicate with us, (iv) share ownership requirements for directors and (v) obligations of directors in respect of meeting preparation and attendance.
In the Corporate Governance Guidelines, the Board has explicitly assumed responsibility for our stewardship and for supervising the management of our business and affairs. The Board Mandate sets out the specific matters that the Board is responsible for, including (i) appointing the CEO and other corporate officers, (ii) succession planning, (iii) approving annually our Guiding Principles (which are set out each year in our Annual Report) and corporate objectives, (iv) satisfying itself that we are pursuing a sound strategic direction in accordance with the approved Guiding Principles and corporate objectives, (v) ensuring that it understands the principal risks of our business, and that appropriate systems to manage these risks are implemented, (vi) confirming the integrity of our internal control and management information systems and (vii) adopting a communications policy to ensure timely communications and suitable mechanisms for feedback to the Board.
Our Board has delegated to management responsibility for our day to day operations, including for all matters not specifically assigned to the Board or any committee of the Board.
Audit Committee
All members of the Audit Committee are independent and financially literate. In addition, Robbert Hartog has accounting or related financial management expertise and is therefore a financial expert as defined by the SEC.
The Corporate Governance Guidelines prohibit a member of the Committee from serving on the audit committees of more than two other public companies (with the exception of our public company subsidiaries) except with the prior approval of the Board, including a determination by the Board that such service would not impair the ability of the director to effectively serve on the Audit Committee. One of the members of the Committee, Anthony F. Griffiths, is a member of the audit committee of four other publicly traded companies (other than our public company subsidiaries). The Board has approved Mr. Griffiths’ acting on those other audit committees and has determined that such service does not impair Mr. Griffiths’ ability to effectively serve on the Committee.
The responsibilities of the Committee include (i) recommending to the Board the auditor to be nominated for approval by shareholders, (ii) approving the compensation of the auditor, (iii) overseeing the work of the auditor and management with respect to the preparation of financial statements and audit related matters and communicating regularly with the auditor and management in that regard, (iv) ensuring that suitable internal control and audit systems are in place, (v) reviewing annual and interim financial information, including MD&A, prior to its release and (vi) reviewing annual and interim conclusions about the effectiveness of our disclosure controls and procedures and internal controls and procedures.
Compensation Committee
All members of the Compensation Committee are independent. The responsibilities of the Committee include establishing the compensation of directors and approving the compensation of the CEO and other executive officers. In establishing the compensation of the directors, the Committee will examine the time commitment, responsibilities and risks associated with being a director and compensation paid by companies similar to us. In approving the compensation of the CEO, the important factors for evaluating the CEO’s performance are our Guiding Principles and corporate objectives.
Governance and Nominating Committee
All members of the Governance and Nominating Committee are independent. The Committee is responsible for our overall approach to corporate governance. The Committee is responsible for recommending nominations to the Board each year, taking into account the competencies and skills that the Board considers to be necessary for it to possess, the competencies and skills that the Board considers each existing director to possess and that the Committee considers any new nominee to possess, independence requirements and the requirements for any distinctive expertise. The Committee is also responsible for annually evaluating and reporting to the Board on the performance and effectiveness of the Board, each of its committees and each of its directors. In conducting that evaluation, the Committee will consider the Corporate Governance Guidelines, applicable committee charters and position descriptions, and the contributions individual members are expected to make.
Orientation and Continuing Education of Directors
Each new director will receive a comprehensive orientation from our Chairman, including an overview of the role of the Board, the Board committees and each individual member, the nature and operation of our business and the contribution and time commitment the new director is expected to make. The orientation will include access to our senior management and facilities. The Lead Director will also meet with each new director to orient that director on the independent operation and functioning of the Board.
The Board is responsible for considering from time to time appropriate continuing education for directors, which may include presentations from management, site visits and presentations from industry experts. Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director.
Code of Business Conduct and Ethics
The Board has approved a Code of Business Conduct and Ethics that is built around the first value in our Guiding Principles – “honesty and integrity are essential in all our relationships and will never be compromised”. The Board is responsible for monitoring compliance with the Code and accordingly has, in conjunction with the Audit Committee, established a Whistleblower Policy pursuant to which violations of the Code can be reported in confidence and without risk of recrimination.

Solicitation of Proxies
Our management is soliciting the enclosed proxy for use at the Annual Meeting of Shareholders to be held on April 12, 2005 and at any adjournment thereof.
We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation therefor beyond their regular salaries.
The information contained in this management proxy circular is given as at March 4, 2005, except where otherwise noted.
Provisions Relating to Proxies
All properly executed proxies delivered to our transfer agent, CIBC Mellon Trust Company, at Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Canada M5A 4K9 or via fax to (416) 368-2502, before 12:00 noon (Toronto time) on April 11, 2005, or to the chairman or secretary of the meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxies will be voted for the election of directors and appointment of auditors as described above.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, our management knows of no such amendments, variations or other matters.
The persons named in the enclosed proxy are two of our officers. If you wish to appoint some other person to represent you at the meeting, you may do so either by inserting such other person’s name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder.
Under governing law, only registered holders of our subordinate voting and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or Depository Trust Company).
In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this management proxy circular, the form of proxy and the 2004 Annual Report (which includes management’s discussion and analysis) (collectively, the “meeting materials”) to the depositories and intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

A.	be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

B.	more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).
The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.
If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the meeting or any adjournment thereof.
A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.
Approval
Our board of directors has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.

By Order of the Board,

Dated March 4, 2005	Bradley P. Martin
Vice President and Corporate Secretary

APPENDIX A
Comparison of TSX Guidelines with Fairfax Governance Practices

TSX Guidelines	Fairfax Financial Holdings Limited

1. The board should explicitly assume responsibility for the stewardship of the corporation, including responsibility for the following matters:	Complies. The Board has assumed responsibility for these (or equivalent) matters in its Corporate Governance Guidelines (which include the Board’s written mandate).
(a) adoption of a strategic planning process;
(b) the identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks;
(c) succession planning, including appointing training and monitoring senior management;
(d) a communications policy for the corporation; and
(e) the integrity of the corporation’s internal control and management information systems.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors.	Complies. Except for the CEO, all of our directors are unrelated. The Board believes that the number of unrelated directors fairly reflects the investment in Fairfax of minority shareholders.
3.  The application of the definition of “unrelated director” to each director is the responsibility of the Board, which is required to disclose on an annual basis whether it has a majority of unrelated directors and the principles supporting this conclusion.
Complies. See the discussion in the Management Proxy Circular about the independence of our directors.
4.  The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
Complies. These are responsibilities of the Governance and Nominating Committee, all the members of which are outside and unrelated.
5.  The board should implement a process to be carried out by the nominating committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
Complies. The Governance and Nominating Committee has responsibility for annually evaluating the effectiveness of the Board, its committees and its members.
6. The board should provide an orientation and education program for new recruits to the board.	Complies. See the discussion of this topic in the Management Proxy Circular.
7. The board should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Complies. We believe that a small board size provides the most effective governance mechanism and the Board has accordingly set the number of directors for election at six.

TSX Guidelines	Fairfax Financial Holdings Limited

8.  The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.
Complies. The Compensation Committee has this responsibility.
9. Committees of the board should generally be composed of outside directors, with a majority of unrelated directors.	Complies. The members of all of the committees are outside and unrelated.
10. The board or a committee should have responsibility for developing the corporation’s approach to governance issues.	Complies. The Governance and Nominating Committee has this responsibility, including responsibility for our response to these guidelines.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, including the limits of management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.
Complies. These matters are dealt with in our Corporate Governance Principles and committee charters.
12. The board should implement structures and procedures which ensure that the board can function independently of management.	Complies. See the discussion in the Management Proxy Circular about our Lead Director and the independent functioning of the Board.
13. The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.
Complies. These matters are covered in the Audit Committee charter.
14. The board should implement a system which enables an individual director to engage an outside advisor at the expense of the company in appropriate circumstances, subject to the approval of an appropriate committee of the board.
Complies. Individual directors can retain outside advisors at our expense with the approval of the Governance and Nominating Committee.
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7